Exhibit 99.1
SHINHAN FINANCIAL GROUP CO., LTD.

Non-Consolidated Financial Statements

(Unaudited)

September 30, 2008

(With Independent Accountants’ Review Report Thereon)

Table of Contents

Independent Accountants’ Review Report

Non-Consolidated Balance Sheets
Non-Consolidated Statements of Income
Non-Consolidated Statements of Changes in Stockholders’ Equity
Non-Consolidated Statements of Cash Flows
Notes to Non-Consolidated Financial Statements

KPMG Samjong Accounting Corp.

10th Floor, GangNam Finance Tower, 737 Yeoksam-dong	Tel. 82-2-2112-0100
Gangnam-gu, Seoul 135-984	Fax. 82-2-2112-0101
Republic of Korea	www.kr.kpmg.com
Independent Accountants’ Review Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated balance sheet of Shinhan Financial Group Co., Ltd. (the “Company”) as of September 30, 2008, the related non-consolidated statements of income for the three-month and nine-month periods ended September 30, 2008 and 2007, the non-consolidated statements of cash flows and the non-consolidated statement of changes in stockholders’ equity for the nine-month periods ended September 30, 2008 and 2007. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet of the Company as of December 31, 2007 and the related non-consolidated statement of income, appropriation of retained earnings, statement of changes in stockholders’ equity and cash flow for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 14, 2008 expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2007, presented for comparative purposes, is not different from that audited by us in all material respects.
The accompanying non-consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have reviewed the translation and, nothing has come to our attention to suggest that the non-consolidated financial statements expressed in Korean Won have not been translated into dollars on the basis set forth in note 2(b) to the non-consolidated financial statements.
The following matters may be helpful to the readers in their understanding of the financial statements:

As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows and changes in stockholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are intended solely for use by those knowledgeable in Korean accounting principles and review standards and their application in practice.
As discussed in note 1 to the non-consolidated financial statements, the Company decided to acquire 9,000,000 shares (100%) of the outstanding shares of SH Asset Management Co., Ltd. held by Shinhan Bank at ~~W~~171,207 million. After acquisition, SH Asset Management Co., Ltd. intends to merge with Shinhan BNP Paribas Investment Trust Management Co., Ltd.
/s/ KPMG Samjong Accounting Corp.
KPMG Samjong Accounting Corp.
Seoul, Korea
October 24, 2008

This report is effective as of October 24, 2008, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Balance Sheets
September 30, 2008 and December 31, 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007

Assets
Cash and due from banks (note 11)	~~W~~	209,275	131,994	$200,570	126,504
Equity method investment securities (note 3)		22,454,612	23,743,620	21,520,617	22,756,009
Loans, net of allowance for loan losses (notes 5, 11 and 24)		2,179,050	1,407,925	2,088,413	1,349,363
Property and equipment, net (note 6)		1,615	528	1,548	506
Other assets (notes 7 and 11)		107,680	43,461	103,201	41,654

Total assets	~~W~~	24,952,232	25,327,528	$23,914,349	24,274,036

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (note 8)	~~W~~	410,000	1,255,000	$392,946	1,202,799
Debentures (note 9)		6,688,309	6,038,253	6,410,110	5,787,093
Retirement and severance benefits		1,767	714	1,694	684
Other liabilities (notes 10, 11 and 15)		126,526	55,760	121,263	53,441

Total liabilities		7,226,602	7,349,727	6,926,013	7,044,017

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 13)
Common stock		1,980,998	1,980,998	1,898,599	1,898,599
Authorized — 1,000,000,000 shares
Issued and outstanding — 396,199,587 shares in 2008 and 2007
Redeemable and convertible preferred stock		481,475	481,475	461,448	461,448
Issued and outstanding — 62,411,251 shares in 2008 74,161,377 shares in 2007
Capital surplus		9,032,572	9,032,572	8,656,864	8,656,864
Retained earnings (note 14)		6,009,528	5,418,683	5,759,563	5,193,294
Capital adjustments		(424,527)	(413,189)	(406,869)	(396,002)
Accumulated other comprehensive income (notes 3 and 19)		645,584	1,477,262	618,731	1,415,816

Total stockholders’ equity		17,725,630	17,977,801	16,988,336	17,230,019

Commitment and contingencies (note 12)

Total liabilities and stockholders’ equity	~~W~~	24,952,232	25,327,528	$23,914,349	24,274,036

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the three-month and nine-month periods ended September 30, 2008 and 2007
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won					U.S. dollars (note 2)
						Three month	Nine month
						period	period
	Three month period			Nine month period		ended	ended
	ended September 30,			ended September 30,		September 30,	September 30,
	2008		2007	2008	2007	2008	2008
Operating revenue:

Equity from earnings of equity method investment securities (notes 3 and 23)	~~W~~	387,277	608,707	1,866,683	2,326,312	$326,073	1,571,679
Interest income (note 11)		35,018	20,759	96,524	99,501	29,484	81,270
Gain on foreign currency transaction		—	—	—	92	—	—
Royalty		33,852	—	101,628	—	28,502	85,567

		456,147	629,466	2,064,835	2,425,905	384,059	1,738,516

Operating expense:

Equity from loss of equity method investment securities (notes 3 and 23)		23,195	104	4,898	458	19,529	4,124
Interest expense		93,306	91,264	283,170	233,803	78,560	238,419
Loss from foreign currency transaction		—	—	—	93	—	—
Fees and commission		16	14	107	111	13	90
General and administrative expenses (notes 11 and 16)		15,740	12,677	41,409	42,555	13,253	34,865

		132,257	104,059	329,584	277,020	111,355	277,498

Operating income		323,890	525,407	1,735,251	2,148,885	272,704	1,461,018

Non-operating income, net		49	(1,200)	319	(898)	41	269

Income before income taxes		323,939	524,207	1,735,570	2,147,987	272,745	1,461,287

Income tax benefits (note 17)		—	—	—	22,662	—	—

Net income	~~W~~	323,939	524,207	1,735,570	2,170,649	$272,745	1,461,287

Earnings per share in Won and U.S. dollars (note 18)	~~W~~	660	1,182	3,907	5,218	$0.56	3.29

Diluted earnings per share in Won and U.S. dollars (note 18)	~~W~~	652	1,154	3,812	5,078	$0.55	3.21

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Stockholders’ Equity
For the nine-month periods ended September 30, 2008 and 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won							U.S. dollars (note 2(b))
	Capital stock		Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total	Capital stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Balance at January 1, 2007	~~W~~	2,170,758	4,360,082	44,491	1,398,235	3,387,960	11,361,526	$1,827,699	3,671,030	37,460	1,177,263	2,852,539	9,565,991
Cumulative effect for accounting changes		—	206,154	(328,121)	(74,902)	196,869	—	—	173,574	(276,266)	(63,065)	165,757	—

		2,170,758	4,566,236	(283,630)	1,323,333	3,584,829	11,361,526	1,827,699	3,844,604	(238,806)	1,114,198	3,018,296	9,565,991
Dividends paid		—	—	—	—	(392,238)	(392,238)	—	—	—	—	(330,250)	(330,250)
Common stock issued		73,160	771,082	—	—	—	844,242	61,598	649,223	—	—	—	710,821
Preferred stock issued		218,555	3,517,683	—	—	—	3,736,238	184,015	2,961,761	—	—	—	3,145,776
Redemption of redeemable preferred stocks		—	—	—	—	(172,812)	(172,812)	—	—	—	—	(145,501)	(145,501)
Net income		—	—	—	—	2,170,649	2,170,649	—	—	—	—	1,827,607	1,827,607
Changes in retained earnings of subsidiaries		—	—	—	—	1,082	1,082	—	—	—	—	911	911
Disposition of treasury stock by subsidiary		—	177,619	161,504	—	—	339,123	—	149,549	135,980	—	—	285,529
Changes in unrealized holding gain (loss) on equity method investment securities		—	—	—	421,884	—	421,884	—	—	—	355,211	—	355,211
Share-based compensation expense		—	—	(44,491)	—	—	(44,491)	—	—	(37,460)	—	—	(37,460)
Other		—	—	(246,026)	—	—	(246,026)	—	—	(207,145)	—	—	(207,145)

Balance at September 30, 2007	~~W~~	2,462,473	9,032,620	(412,643)	1,745,217	5,191,510	18,019,177	2,073,312	7,605,137	(347,431)	1,469,409	4,371,063	15,171,490

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Stockholders’ Equity, Continued
For the nine-month periods ended September 30, 2008 and 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won							U.S. dollars (note 2(b))
					Accumulated						Accumulated
					other						other
	Capital		Capital	Capital	comprehensive	Retained		Capital	Capital	Capital	comprehensive	Retained
	stock		surplus	adjustments	income	earnings	Total	stock	surplus	adjustments	income	earnings	Total
Balance at January 1, 2008	~~W~~	2,462,473	8,648,799	—	1,644,715	5,221,814	17,977,801	2,073,312	7,281,973	—	1,384,790	4,396,577	15,136,652
Cumulative effect for accounting changes		—	383,773	(413,189)	(167,453)	196,869	—	—	323,123	(347,890)	(140,989)	165,756	—

		2,462,473	9,032,572	(413,189)	1,477,262	5,418,683	17,977,801	2,073,312	7,605,096	(347,890)	1,243,801	4,562,333	15,136,652
Dividends paid		—	—	—	—	(620,442)	(620,442)	—	—	—	—	(522,389)	(522,389)
Redemption of redeemable preferred stocks		—	—	—	—	(537,834)	(537,834)	—	—	—	—	(452,837)	(452,837)
Net income		—	—	—	—	1,735,570	1,735,570	—	—	—	—	1,461,287	1,461,287
Changes in retained earnings of subsidiaries		—	—	—	—	13,551	13,551	—	—	—	—	11,409	11,409
Changes in unrealized holding gain (loss) on equity method investment securities		—	—	—	(831,678)	—	(831,678)	—	—	—	(700,243)	—	(700,243)
Other		—	—	(11,338)	—	—	(11,338)	—	—	(9,546)	—	—	(9,546)

Balance at September 30, 2008	~~W~~	2,462,473	9,032,572	(424,527)	645,584	6,009,528	17,725,630	2,073,312	7,605,096	(357,436)	543,558	5,059,803	14,924,333

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2008 and 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007
Cash flows from operating activities:

Net income	~~W~~	1,735,570	2,170,649	$1,461,287	1,827,607

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation		369	291	311	245
Amortization		223	237	188	200
Provision for allowance for loan losses		4,296	100	3,617	84
Provision for retirement and severance benefits		643	606	541	510
Equity from earnings of equity method investment securities, net		(1,861,785)	(2,325,854)	(1,567,555)	(1,958,284)
Stock compensation costs, net		(6,298)	3,963	(5,303)	3,337
Dividends received from equity method investment securities		1,343,448	494,905	1,131,134	416,692
Other, net		3,715	4,105	3,128	3,456
Changes in assets and liabilities:
Decrease (increase) in other assets		6,143	(29,491)	5,172	(24,830)
Increase in other liabilities		7,022	14,040	5,912	11,821
Retirement and severance benefits paid		(583)	(932)	(491)	(785)
Decrease in deposit for severance benefit insurance		422	460	355	387

Net cash provided by operating activities		1,233,185	333,079	1,038,296	280,440

Cash flows from investing activities:

Cash provided by investing activities:

Decrease in equity method investment securities		977,470	—	822,994	—
Collection of loans		185,000	234,996	155,763	197,858
Decrease in property and equipment		—	25	—	21
Decrease in other assets		1,094	—	921	—

		1,163,564	235,021	979,678	197,879

Cash used in investing activities:

Purchase of equity method investment securities		—	(7,117,996)	—	(5,993,093)
Loans granted		(960,000)	(255,000)	(808,285)	(214,701)
Purchase of property and equipment		(1,456)	(137)	(1,226)	(115)
Increase in other assets		(1,637)	(369)	(1,378)	(311)

		(963,093)	(7,373,502)	(810,889)	(6,208,220)

Net cash provided by (used in) investing activities		200,471	(7,138,481)	168,789	(6,010,341)

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the nine-month periods ended September 30, 2008 and 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007
Cash flows from financing activities:

Cash provided by financing activities:

Proceeds from borrowings		410,000	1,738,000	345,205	1,463,332
Proceeds from issuance of debentures		950,000	3,100,000	799,865	2,610,087
Proceeds from issuance of preferred stock		—	3,749,962	—	3,157,331

		1,360,000	8,587,962	1,145,070	7,230,750

Cash used in financing activities:

Repayment of borrowings		(1,255,000)	(477,996)	(1,056,664)	(402,455)
Repayment of debentures		(300,000)	(690,000)	(252,589)	(580,955)
Debentures issuance cost paid		(3,658)	(7,853)	(3,080)	(6,612)
Dividends paid		(619,882)	(391,705)	(521,918)	(329,801)
Redemption of redeemable preferred stocks		(537,835)	(172,812)	(452,837)	(145,501)
Stock issuance cost paid		—	(13,724)	—	(11,555)

		(2,716,375)	(1,754,090)	(2,287,088)	(1,476,879)

Net cash provided by (used in) financing activities		(1,356,375)	6,833,872	(1,142,018)	5,753,871

Net increase in cash and due from banks		77,281	28,470	65,067	23,970

Cash and due from banks at beginning of period		131,994	468,561	111,134	394,511

Cash and due from banks at end of period	~~W~~	209,275	497,031	$176,201	418,481

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(1)	General Description of the Company

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd.. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of September 30, 2008, the Company had 12 subsidiaries accounted for under the equity method (including joint ventures), and its capital stock consisted of ~~W~~1,980,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock.

The Company decided to acquire 9,000,000 shares (100%) of the outstanding shares of SH Asset Management Co., Ltd. held by Shinhan Bank at ~~W~~171,207 million. After acquisition, SH Asset Management Co., Ltd. intends to merge with Shinhan BNP Paribas Investment Trust Management Co., Ltd..

Details of its subsidiaries were as follows:
(a)	Shinhan Bank (formerly Chohung Bank)

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

On April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank. The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006.

As of September 30, 2008, Shinhan Bank operated through 921 domestic branches, 105 depository offices and 10 overseas branches, and its capital stock amounted to ~~W~~7,528,078 million.
(b)	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.)

LG Card Co., Ltd. (“LG Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. LG Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively. LG Card mainly provides credit card services, factoring, installment financing and leasing under the Specialized Credit Financial Business Act. LG Card was listed on the Korea Exchange on April 22, 2002.

On March 19, 2007, the Company acquired 98,517,316 shares (78.58%) of the outstanding shares of LG Card at ~~W~~ 67,770 per share through a tender offer and LG Card became a subsidiary of the Company. Subsequently, the Company acquired 9,624,218 shares (7.68%) at ~~W~~46,392 per share through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 share in the Company for one LG Card share, on September 21, 2007.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(1)	General Description of the Company, Continued
(b)	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.), Continued

Per the resolution of the Board of Directors’ Meeting on May 28, 2007, SHC Management Co., Ltd., a wholly owned subsidiary of the Company, transferred all assets, liabilities and operations to LG Card effective October 1, 2007. With this business transfer, LG Card changed its name to Shinhan Card Co., Ltd. effective October 1, 2007.

Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.; “Shinhan Card”) transferred its corporate leasing business division to Shinhan Capital Co., Ltd. effective January 1, 2008, per the resolution of the Board of Directors’ Meeting on November 12, 2007.

As of September 30, 2008, Shinhan Card had 90 branches, approximately 2.24 million merchants in its network, 13.52 million active credit card holders, and its capital stock amounted to ~~W~~ 626,847 million.
(c)	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of September 30, 2008, it operated through 87 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).
(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of September 30, 2008, Shinhan Life Insurance operated through 141 branches and its capital stock amounted to ~~W~~200,000 million.
(e)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd.. Shinhan Capital’s capital stock as of September 30, 2008 amounted to ~~W~~180,000 million. In addition as noted above, Shinhan Capital acquired the net assets of the corporate leasing business division of Shinhan Card effective January 1, 2008, per the resolution of the Board of Directors’ Meeting on November 12, 2007.
(f)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust services and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of September 30, 2008 amounted to ~~W~~77,644 million.

(g)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in debt collection services and credit research. Shinhan Credit Information’s capital stock as of September 30, 2008 amounted to ~~W~~3,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(1)	General Description of the Company, Continued
(h)	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of September 30, 2008 amounted to ~~W~~10,000 million.

(i)	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”). Shinhan BNP Paribas ITMC’s capital stock as of September 30, 2008 amounted to ~~W~~40,000 million.

(j)	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business under the joint venture agreement with Cardif SA. SH&C Life Insurance’s capital stock as of September 30, 2008 amounted to ~~W~~30,000 million.

(k)	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of September 30, 2008 amounted to ~~W~~1,000 million.

(l)	SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.)

SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. Former Shinhan Card Co., Ltd. was principally engaged in credit card services, factoring, consumer loans and installment financing. However as noted above, effective October 1, 2007, former Shinhan Card Co., Ltd. transferred all assets, liabilities and operations to former LG Card Co., Ltd.. As a result of this business transfer, former LG Card Co., Ltd. changed its name to Shinhan Card Co., Ltd. and former Shinhan Card Co., Ltd changed its name to SHC Management Co., Ltd. (“SHC Management”). SHC Management is expected to liquidate. SHC Management’s capital stock as of September 30, 2008 amounted to ~~W~~500 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(1)	General Description, Continued

Details of ownership as of September 30, 2008 and December 31, 2007 were as follows:

		2008		2007
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)

Shinhan Financial Group	Shinhan Bank	1,505,615,506	100.0	1,505,615,506	100.0
	Shinhan Card	100,000	100.0	125,369,403	100.0
	Good Morning Shinhan Securities	259,399,664	100.0	259,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
	Shinhan Capital	32,250,000	100.0	32,250,000	100.0
	Jeju Bank	9,692,369	62.4	9,692,369	62.4
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
	Shinhan BNP Paribas ITMC	4,000,001	50.0	4,000,001	50.0
	SH&C Life Insurance	3,000,001	50.0	3,000,001	50.0
	Shinhan Macquarie	102,000	51.0	102,000	51.0
	SHC Management	100,000	100.0	71,777,256	100.0
Shinhan Card (formerly LG Card Co., Ltd.)	Shinhan Financial Group	529	0.0	529	0.0

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~1,187.7 to US$1, the basic exchange rate on September 30, 2008. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statements of Korean Financial Accounting Standards

Effective January 1, 2008, the Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 15 ”Equity Method — Revised”, No. 16 “Income Tax Accounts — Revised”, and authoritative interpretation “Consolidation of the Joint-Venture Investee Company” from Financial Services Commission dated April 24, 2008. Except for the adoption of the aforementioned accounting standards, the accounting policies were consistently applied for the non-consolidated financial statements both as of and for the nine — month period ended September 30, 2008 and as of and for the year ended December 31, 2007. Certain accounts of the non-consolidated financial statements as of and for the period ended December 31, 2007 were reclassified to conform to the current year’s presentation for comparative purposes, resulting in an increase in the capital surplus and retained earnings by ~~W~~383,773 million and ~~W~~196,869 million and decrease in the capital adjustments and accumulated other comprehensive income by W413,189 million and W167,453 million, respectively. In addition, due to the retrospective adoption of the revised standard, capital surplus, retained earnings, capital adjustment and accumulated other comprehensive income as of January 1, 2007 in the non-consolidated statement of changes in stockholders’ equity increased by ~~W~~206,154 million and ~~W~~ 196,869 million and decreased by ~~W~~328,121 million and W74,902 million, respectively, and for the nine — month period ended September 30, 2007, capital surplus increased by ~~W~~339,123 million and and capital adjustment and accumulated other comprehensive income decreased by ~~W~~2,425 million and ~~W~~336,698 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(d)	Allowance for Loan Losses

In estimating the allowance for loan losses, the Company records the greater amount resulting from the provisioning methods based on an analysis of individual accounts or per Financial Supervisory Services (“FSS”) guidelines.

(e)	Investments in Associates, Subsidiaries and Joint Ventures

Associates are all entities over which the Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying a shareholding of over 20 per cent of the voting rights. Subsidiaries are entities controlled by the Company. Joint ventures are those entities or assets over whose activities the Company has joint control.

Investments in associates and subsidiaries are accounted for using the equity method of accounting and are initially recognized at cost.

The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate, subsidiary or joint venture over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of goodwill is recorded together with equity from earnings (loss) of associates, subsidiaries and joint venture.

Prior to 2008, the difference between the acquisition cost of minority interest in subsidiaries and the value of net asset acquired and gain(loss) from disposition of treasury stock by subsidiaries were accounted as a component of accumulated other comprehensive income. However, according to the SKAS No. 15 Equity Method (Revised) effective January 1, 2008, the amounts are retrospectively reclassified to capital surplus or capital adjustment as appropriate.

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Company reviews goodwill for impairment and records any impairment loss immediately in the non-consolidated statement of income.

The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the non-consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate, subsidiary or joint venture are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate, subsidiary or joint venture equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate, subsidiary or joint venture, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary.

Unrealized gains on transactions between the Company and its associates, subsidiaries or joint ventures are eliminated to the extent of the Company’s interest in each associate, subsidiary or joint venture.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(f)	Property and Equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value. Depreciation is computed by the declining-balance method using rates based on the estimated useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	²	²
Leasehold improvement	Straight-line	²
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.
(g)	Intangible Assets

Intangible assets comprise of software and are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over five years.

(h)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(j)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates with the resulting gains and losses recognized in current results of operations. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(k)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated balance sheets as a reduction of the liability for retirement and severance benefits.

(l)	Share-Based Payments

The Company has granted shares or share options to its employees and other parties. For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

(m)	Interest income

Interest income on bank deposits and loans is recognized on an accrual basis, except for interest income on loans that are overdue. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received.

(n)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(3)	Equity Method Investment Securities

Details of equity method investment securities as of September 30, 2008 and December 31, 2007 were as follows:

							(in millions of Won)
	2008
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	11,620,851	(406,516)	1,036,619	—	(11,251)	(822,724)	13,551	11,430,530
Shinhan Card (formerly LG Card Co., Ltd.)		8,050,796	(710,055)	596,802	(78,391)	—	63,847	—	7,922,999
Good Morning Shinhan Securities		1,696,710	—	78,571	—	—	(20,402)	—	1,754,879
Shinhan Life Insurance		815,188	(30,000)	56,789	—	(26)	(44,132)	—	797,819
Shinhan Capital		321,340	9,240	57,170	3,123	—	(6,849)	—	384,024
Jeju Bank		77,689	—	8,234	—	(8)	(939)	—	84,976
Shinhan Credit Information		12,365	—	1,517	—	—	—	—	13,882
Shinhan PE		10,631	—	(277)	—	(53)	60	—	10,361
Shinhan BNP Paribas ITMC		30,841	(11,600)	12,067	—	—	—	—	31,308
SH&C Life Insurance		17,025	—	(1,497)	—	—	(539)	—	14,989
Shinhan Macquarie		3,534	(410)	(3,124)	—	—	—	—	—
SHC Management (formerly Shinhan Card Co., Ltd.)		1,086,650	(1,171,987)	18,914	75,268	—	—	—	8,845

	~~W~~	23,743,620	(2,321,328)	1,861,785	—	(11,338)	(831,678)	13,551	22,454,612

Shinhan Macquarie discontinued the application of the equity method because the book value of the equity method investment security was reduced to zero due to accumulated deficits. As a result, net income and net assets in the non-consolidated financial statements and those in the consolidated financial statements differ by ~~W~~667 million, respectively.

The market value of Jeju Bank shares owned by the Company was ~~W~~71,723 million as of September 30, 2008 based on the quoted market price (~~W~~7,400 per share) at that date.

Changes in (negative) goodwill for the nine-month period ended September 30, 2008 were as follows:

				(in millions of Won)
	Beginning balance		Increase (decrease)	Amortization (reversal)	Ending balance
Shinhan Bank	~~W~~	592,511	—	(45,971)	546,540
Shinhan Card (formerly LG Card Co., Ltd.)		3,964,404	(9,240)	(231,272)	3,723,892
Good Morning Shinhan Securities		76,522	—	(12,753)	63,769
Shinhan Life Insurance		330,939	—	(31,352)	299,587
Shinhan Capital		—	9,240	(540)	8,700
Jeju Bank		(2,915)	—	514	(2,401)

	~~W~~	4,961,461	—	(321,374)	4,640,087

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(3)	Equity Method Investment Securities, Continued

Changes in unrealized gains (losses) under the application of equity method for the nine—month period ended September 30, 2008 were as follows:

				(in millions of Won)
		Beginning		Increase	Ending
Investees	Account	balance		(decrease)	balance
Shinhan Bank	Derivatives	~~W~~	1,287	6,471	7,758
Shinhan Card (formerly LG Card Co., Ltd.)	Allowance for loan losses		3,250	2,204	5,454
Good Morning Shinhan Securities	Commision expense		(353)	(386)	(739)
Shinhan Life Insurance	Deferred acquisition costs		(23,631)	(18,159)	(41,790)
Shinhan Capital	Allowance for loan losses		2950	1,744	4,694
Shinhan Credit Information	Allowance for loan losses		—	2	2
Shinhan PE	Allowance for loan losses		25	25	50
SH&C Life Insurance	Deferred acquisition costs		(8,143)	3,173	(11,316)
Shinhan Macquarie	Allowance for loan losses		—	2	2

		~~W~~	(24,615)	(4,924)	(35,885)

								(in millions of Won)
	2007
							Accumulated
			Acquisition	Equity		Capital	other
	Beginning		(dividend),	method	Capital	adjustments	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	(*)	Income	earnings	balance
Shinhan Bank	~~W~~	9,724,729	(435,944)	1,887,570	177,619	5,237	259,113	2,527	11,620,851
Shinhan Card (formerly LG Card Co., Ltd.)		—	8,410,311	290,591	(441,314)	(248,886)	40,094	—	8,050,796
Good Morning Shinhan Securities		979,853	506,556	151,602	—	(2,425)	61,124	—	1,696,710
Shinhan Life Insurance		793,204	(30,000)	79,758	—	—	(27,774)	—	815,188
Shinhan Capital		187,782	84,688	49,282	—	(498)	86	—	321,340
Jeju Bank		69,316	—	9,707	—	—	(1,334)	—	77,689
Shinhan Credit Information		10,255	—	2,110	—	—	—	—	12,365
Shinhan PE		10,492	—	199	—	—	(60)	—	10,631
Shinhan BNP Paribas ITMC		24,790	(4,600)	10,650	—	—	1	—	30,841
SH&C Life Insurance		17,612	—	13	—	—	(600)	—	17,025
Shinhan Macquarie		29	(315)	3,820	—	—	—	—	3,534
SHC Management (formerly Shinhan Card Co., Ltd.)		957,830	(444,086)	146,809	441,314	—	(15,217)	—	1,086,650

	~~W~~	12,775,892	8,086,610	2,632,111	177,619	(246,572)	315,433	2,527	23,743,620

(*)	The difference between the acquisition cost of minority interest and the value of net asset acquired in the amount of ~~W~~248,858 million is included in Shinhan Card.

The market value of Jeju Bank shares owned by the Company was ~~W~~76,570 million as of December 31, 2007 based on the quoted market price (~~W~~7,900 per share) at that date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(3)	Equity Method Investment Securities, Continued

Changes in (negative) goodwill for the year ended December 31, 2007 were as follows:

				(in millions of Won)
	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	653,805	—	61,294	592,511
Shinhan Card (formerly LG Card Co., Ltd.)		—	4,198,412	234,008	3,964,404
Good Morning Shinhan Securities		93,526	—	17,004	76,522
Shinhan Life Insurance		372,742	—	41,803	330,939
Jeju Bank		(3,600)	—	(685)	(2,915)
SHC Management (formerly Shinhan Card Co., Ltd.)		320,572	(298,032)	22,540	—

	~~W~~	1,437,045	3,900,380	375,964	4,961,461

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(4)	Acquisition of LG Card Co., Ltd. (“LG Card”)

(a) On March 19, 2007, the Company acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer and LG Card became a subsidiary of the Company on March 23, 2007. The Company applied purchase method of accounting for the acquisition.

The condensed financial information of LG Card as of and for the year ended December 31, 2006 and as of and the period ended March 19, 2007 were as follows:

	(in millions of Won)
			March 19, 2007,
	December 31, 2006		acquisition date
Assets	~~W~~	9,645,482	10,019,061
Liabilities		6,624,912	6,127,002

Stockholders’ equity		3,020,570	3,892,059

Operating revenue		2,703,398	422,308
Operating expense		1,512,216	167,055

Operating income		1,191,182	255,253
Income before income taxes		1,191,138	212,490
Net income	~~W~~	1,193,679	874,461

Additionally, the Company acquired 9,624,218 shares (7.68%) at ~~W~~ 46,392 per share from Shinhan Bank among others, through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 share in the Company to one LG Card share, on September 21, 2007. The Company reflected the difference between the acquisition cost and the additional net asset value in LG Card as other comprehensive income. Subsequently, LG Card changed its name to Shinhan Card Co., Ltd. effective October 1, 2007.

(b) Details of goodwill related to the acquisition of LG Card were as follows:

	(in millions of Won)
Consideration given on March 19, 2007	~~W~~	6,683,743
Fair value of net assets		3,030,612

Goodwill		3,653,131
Unamortized goodwill transferred from Shinhan Bank relating to LG Card (*1)		247,249

	~~W~~	3,900,380

(*1)	On July 3, 2007, the Company acquired LG Card shares held by Shinhan Bank and recorded the unamortized goodwill by Shinhan Bank at acquisition date at its carrying amount.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(5)	Loans
(a)	Loans as of September 30, 2008 and December 31, 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Loans in Won	~~W~~	2,190,000	1,415,000
Less: allowance for loan losses		(10,950)	(7,075)

	~~W~~	2,179,050	1,407,925

(b)	Detail of loans in Won as of September 30, 2008 and December 31, 2007 were as follows:

				(in millions of Won)
	2008			2007
	Interest			Interest
Borrower	rate (%)	Amount		rate (%)	Amount
Shinhan Card	5.23~6.90	~~W~~	1,080,000	5.23~6.86	~~W~~	650,000
Shinhan Capital	4.58~6.90		930,000	4.33~6.83		590,000
Good Morning Shinhan Securities	5.25~5.64		170,000	5.25~5.64		170,000
Shinhan PE	6.18~6.85		10,000	5.51		5,000

		~~W~~	2,190,000		~~W~~	1,415,000

Allowance for loan losses			(10,950)			(7,075)

		~~W~~	2,179,050		~~W~~	1,407,925

(c)	The maturities of loans as of September 30, 2008 and December 31, 2007 were as follows:

	(in millions of Won)
	2008		2007
Due in three months or less	~~W~~	40,000	80,000
Due after three months through six months		220,000	85,000
Due after six months through 12 months		260,000	60,000
Due after one year through three years		1,270,000	790,000
Thereafter		400,000	400,000

	~~W~~	2,190,000	1,415,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(6)	Property and Equipment

Property and equipment as of September 30, 2008 and December 31, 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Property and equipment:
Vehicles	~~W~~	171	171
Furniture and fixtures		1,597	1,467
Leasehold improvements		3,150	1,823

		4,918	3,461
Less: accumulated depreciation		(3,303)	(2,933)

	~~W~~	1,615	528

(7)	Other Assets

Other assets as of September 30, 2008 and December 31, 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Security deposits paid	~~W~~	9,982	10,068
Software		839	1,016
Account receivables		70,463	—
Accrued interest income (note 11)		13,585	8,415
Advance payments		168	10
Prepaid expenses		9,240	17,060
Prepaid income taxes		—	3,651
Other		3,824	3,241

		108,101	43,461
Less: allownace for losses		(421)	—

	~~W~~	107,680	43,461

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(8)	Borrowings
(a)	Borrowings as of September 30, 2008 and December 31, 2007 consisted of the following:

			(in millions of Won)
	2008		2007
	Interest rate (%)	Amount	Interest rate (%)	Amount
Borrowings in Won	6.46	60,000	5.98 ~ 6.43	85,000
Commercial Papers	5.98 ~ 7.15	350,000	5.29 ~ 6.53	1,170,000

		410,000		1,255,000

(b)	The maturities of borrowings as of September 30, 2008 and December 31, 2007 were as follows:

	(in millions of Won)
	2008		2007
Due in three months or less	~~W~~	100,000	80,000
Due after three months through six months		100,000	1,035,000
Due after six months through 12 months		210,000	120,000
Due after one year through three years		—	20,000

	~~W~~	410,000	1,255,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(9)	Debentures
(a)	Debentures as of September 30, 2008 and December 31, 2007 consisted of the following:

	(in millions of Won)
	Won
	2008		2007
Debentures in Won	~~W~~	6,700,000	6,050,000
Less: discount on debentures		(11,691)	(11,747)

	~~W~~	6,688,309	6,038,253

(b)	Details of debentures as of September 30, 2008 and December 31, 2007 were as follows:

				(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2008	2007
Unsecured debentures in Won:
June 24, 2003	June 24, 2008	5.69	—	30,000
July 24, 2003	July 24, 2008	5.87	—	20,000
March 24, 2004	March 24, 2009	5.11	20,000	20,000
June 25, 2004	June 25, 2009	4.93	50,000	50,000
July 8, 2004	July 8, 2009	4.81	100,000	100,000
January 31, 2005	January 31, 2008	4.21	—	30,000
January 31, 2005	January 31, 2010	4.59	70,000	70,000
March 18, 2005	March 18, 2008	4.23	—	50,000
May 9, 2005	May 9, 2008	3.99	—	50,000
June 29, 2005	June 29, 2008	4.01	—	50,000
June 29, 2005	June 29, 2010	4.28	150,000	150,000
September 14, 2005	September 14, 2008	4.77	—	70,000
September 14, 2005	September 14, 2010	5.18	110,000	110,000
December 16, 2005	December 16, 2008	5.34	40,000	40,000
December 16, 2005	December 16, 2010	5.65	60,000	60,000
January 24, 2006	January 24, 2009	5.24	100,000	100,000
February 27, 2006	February 27, 2009	5.07	100,000	100,000
April 24, 2006	April 24, 2009	5.09	200,000	200,000
June 28, 2006	June 28, 2009	5.25	220,000	220,000
June 28, 2006	June 28, 2011	5.42	130,000	130,000
June 28, 2006	June 28, 2013	5.52	50,000	50,000
June 29, 2006	September 29, 2009	5.24	100,000	100,000
June 29, 2006	September 29, 2009	5.32	100,000	100,000
July 31, 2006	July 31, 2011	5.16	100,000	100,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(9)	Debentures, Continued

			(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2008		2007
September 26, 2006	September 26, 2009	4.81		50,000	50,000
September 26, 2006	September 26, 2011	4.91		50,000	50,000
November 29, 2006	November 29, 2009	4.99		250,000	250,000
November 29, 2006	November 29, 2011	5.06		100,000	100,000
November 29, 2006	November 29, 2013	5.16		150,000	150,000
December 27, 2006	December 27, 2009	5.05		250,000	250,000
December 27, 2006	December 27, 2011	5.17		100,000	100,000
December 27, 2006	December 27, 2013	5.24		150,000	150,000
December 22, 2006	December 22, 2008	5.35		100,000	100,000
January 24, 2007	January 23, 2009	5.33		300,000	300,000
January 25, 2007	January 25, 2010	5.25		250,000	250,000
January 25, 2007	January 25, 2012	5.29		100,000	100,000
January 25, 2007	January 25, 2014	5.40		150,000	150,000
February 23, 2007	February 23, 2010	5.09		250,000	250,000
February 23, 2007	February 23, 2012	5.12		100,000	100,000
February 23, 2007	February 23, 2014	5.27		150,000	150,000
April 13, 2007	April 13, 2010	5.24		50,000	50,000
April 13, 2007	April 13, 2012	5.28		50,000	50,000
May 9, 2007	May 9, 2010	5.31		100,000	100,000
May 9, 2007	May 9, 2012	5.35		100,000	100,000
June 8, 2007	June 8, 2010	5.48		200,000	200,000
June 8, 2007	June 8, 2012	5.54		250,000	250,000
June 8, 2007	June 8, 2014	5.58		100,000	100,000
September 27, 2007	September 27, 2009	5.52		350,000	350,000
September 27, 2007	September 27, 2010	5.91		100,000	100,000
Novermber 27, 2007	Novermber 27, 2010	6.24		50,000	50,000
Novermber 27, 2007	Novermber 27, 2012	6.33		100,000	100,000
December 18, 2007	December 18, 2010	6.69		50,000	50,000
December 18, 2007	December 18, 2012	6.78		50,000	50,000
January 23, 2008	January 23, 2011	6.46		150,000	—
January 23, 2008	January 23, 2013	6.51		50,000	—
February 21, 2008	February 21, 2011	5.51		150,000	—
March 12, 2008	March 12, 2011	5.71		250,000	—
June 27, 2008	June 27, 2011	6.41		200,000	—
July 31, 2008	July 31, 2011	6.85		150,000	—

				6,700,000	6,050,000
	Discount on debentures			(11,691)	(11,747)

			~~W~~	6,688,309	6,038,253

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(9)	Debentures, Continued
(c)	The maturities of debentures as of September 30, 2008 and December 31, 2007 were as follows:

	(in millions of Won)
	2008		2007
Due in three months or less	~~W~~	140,000	80,000
Due after three months through six months		520,000	130,000
Due after six months through 12 months		1,170,000	230,000
Due after one year through three years		3,120,000	3,630,000
Thereafter		1,750,000	1,980,000

	~~W~~	6,700,000	6,050,000

(10)	Other Liabilities

Other liabilities as of September 30, 2008 and December 31, 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Withholding taxes	~~W~~	3,545	355
Dividends payable		2,712	2,153
Accounts payable (note 11)		583	702
Accrued expenses		119,161	52,415
Unearned interest (note 11)		525	135

	~~W~~	126,526	55,760

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(11)	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2008 and 2007 were as follows:

					(in millions of Won)
		Three-month period			Nine-month period
		ended September 30,			ended September 30,
Related party	Account	2008		2007	2008	2007

Shinhan Bank	Interest income	~~W~~	1,199	85	5,360	26,327
²	Royalty		22,520	—	68,391	—
Good Morning Shinhan Securities	Interest income		2,328	2,328	6,986	6,986
²	Royalty		2,470	—	6,795	—
Shinhan Card	Interest income		16,148	—	36,263	—
²	Royalty		4,663	—	14,162	—
SHC Management	Interest income		—	5,413	—	16,542
Shinhan Capital	Interest income		13,359	7,287	40,010	22,687
²	Royalty		336	—	1,019	—
Shinhan Life Insurance	Royalty		3,462	—	10,081	—
Jeju Bank	Royalty		238	—	723	—
SH Asset Management	Royalty		44	—	134	—
Shinhan PE	Interest income		123	69	261	71
²	Royalty		4	—	11	—
Shinhan BNP Paribas ITMC.	Royalty		57	—	135	—
Shinhan Credit Information	Royalty		35	—	107	—
Shinhan Data System	Royalty		23	—	70	—

		~~W~~	67,009	15,182	190,508	72,613

Shinhan Bank	Rental expense		191	2	568	38
Good Morning Shinhan Securities	Commission expense		615	—	615	—
Shinhan Data System	Commission expense		3	—	3	—

		~~W~~	809	2	1,186	38

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

(11)	Related Party Transactions, Continued
(b)	Account balances

Significant balances with the related parties as of September 30, 2008 and December 31, 2007 were as follows:

(In millions of Won)
Creditor	Debtor	Account	2008		2007
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	149,272	1,910
²	²	Security deposits paid		9,982	9,915
²	²	Accrued interest income		43	5
²	²	Accounts receivable		53,236	—
²	²	Deposit for severance benefit		767	1,189
²	Good Morning Shinhan Securities	Loans in Won		170,000	170,000
²	²	Accrued interest income		1,569	1,569
²	²	Accounts receivable		6,316	—
²	Shinhan Card	Loans in Won		1,080,000	650,000
²	²	Accrued interest income		6,632	4,021
²	²	Accounts receivable		4,263	—
²	Shinhan Life Insurance	Accounts receivable		1,958	—
²	Shinhan Capital	Loans in Won		930,000	590,000
²	²	Accrued interest income		5,341	2,820
²	²	Accounts receivable		3,502	—
²	Shinhan Credit Information	Accounts receivable		435	—
²	Shinhan PE	Loans in Won		10,000	5,000
²	Shinhan Macquarie	Accounts receivable		410	—
²	SHC Management	Accounts receivable		46	—
²	SH Asset Management	Accounts receivable		47	—
²	Shinhan Data System	Accounts receivable		249	—

			~~W~~	2,424,068	1,436,429

Shinhan Card (formerly LG Card Co., Ltd.)	Shinhan Financial Group	Accounts payable		231	156
Shinhan PE	²	Unearned interest		525	135

			~~W~~	756	291

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

(11)	Related Party Transactions, Continued
(c)	Compensation of key management personnel for the nine-month periods ended September 30, 2008 and 2007 was as follows:

(in millions of Won)
	2008		2007
Salaries	~~W~~	4,905	3,828
Share-based payment		(5,569)	14,783
Performance compensation		2,661	1,490

	~~W~~	1,997	20,101

(12)	Commitments and Contingencies
As of September 30, 2008, the Company was involved in one pending lawsuit as a defendant. The details of the lawsuit are as follows:

				(in millions of Won)
Plaintiff	Description	Claim Amount		Status
Korea Deposit Insurance Corporation	Claim for earn-out payment relating to acquisition of Chohung Bank	~~W~~	5,000	Pending in Seoul Central District Court

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(13)	Capital Stock
(a)	As of September 30, 2008 details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate
	shares	(%)(*)	Redeemable period
Redeemable preferred stock:
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010
Series 10 (**)	28,990,000	7.00	January 25, 2012 - January 25, 2027

	47,690,251
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25	January 25, 2012 - January 25, 2027

	62,411,251

(*)	Based on issue price

(**)	The Company maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period.

(***)	Details with respect to the conversion right of the Company are as follows:
Conversion period	: January 26, 2008 - January 25, 2012

Conversion ratio	: One common stock per one preferred stock

Conversion price	: ~~W~~57,806
The following redeemable preferred stocks were redeemed as of September 30, 2008. As a result, the amount of capital stock differs from the total par value of the outstanding capital stock.

		(in millions of Won, except shares)
	Redeemable
Redemption year	preferred stock	Number of shares	Redemption amount
2008	Series 3	9,316,792	172,812
	Series 7	2,433,334	365,022
2007	Series 2	9,316,792	172,812
2006	Series 1	9,316,792	172,831
	Series 6	3,500,000	525,033

		33,883,710	1,408,510

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(13)	Capital Stock, Continued
(b)	Details of changes in capital stock for the nine-month period ended September 30, 2008 and the year ended December 31, 2007 were as follows:

	(in millions of Won, except shares)
	Number of	Capital		Preferred
	shares	stock		stock
Balance at January 1, 2007	421,334,783		1,907,838	262,920
Issuance of preferred stock	43,711,000		—	218,555
Redemption of redeemable preferred stock	(9,316,792)		—	—
Acquisition of LG Card Co., Ltd. through share exchange	14,631,973		73,160	—

Balance at December 31, 2007	470,360,964	~~W~~	1,980,998	481,475

Redemption of redeemable preferred stock	(11,750,126)		—	—

Balance at September 30, 2008	458,610,828	~~W~~	1,980,998	481,475

(c)	Details of preferred stock which was redeemed by appropriation of retained earnings for the nine-month period ended September 30, 2008 and the year ended December 31, 2007.

		(in millions of Won, except shares and price per share)
September 30, 2008	Number of shares	Redemption date	Redemption price per share		Redemption amount
Series 3 redeemable preferred stock	9,316,792	August 19, 2008	~~W~~	18,548	~~W~~	172,812
Series 7 redeemable preferred stock	2,433,334	August 19, 2008		150,009		365,022

	11,750,126				~~W~~	537,834

		(in millions of Won, except shares and price per share)
December 31, 2007	Number of shares	Redemption date	Redemption price per share		Redemption amount
Series 3 redeemable preferred stock	9,316,792	August 18, 2008	~~W~~	18,548	~~W~~	172,812
Series 7 redeemable preferred stock	2,433,334	August 18, 2008		150,006		365,014

	11,750,126				~~W~~	537,826

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(14)	Retained Earnings

Retained earnings as of September 30, 2008 and December 31, 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Legal reserve	~~W~~	819,838	580,200
Other reserve		—	—
Retained earnings before appropriation		5,189,690	4,838,483

	~~W~~	6,009,528	5,418,683

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

(15)	Share-Based Payments
(a)	Details of cash-settled share-based payments granted as of September 30, 2008 were as follows:

	1st grant	2nd grant	3rd grant	4th grant
Grant date	May 22, 2002	May 15, 2003	March 25, 2004	March 30, 2005
Exercise price in Won	~~W~~18,910	~~W~~11,800	~~W~~21,595	~~W~~28,006
Number of shares granted	1,004,200	1,156,300	1,301,600	2,695,200
Vesting period	Within four years after two years from grant date	Within four years after two years from grant date	Within three years after two years from grant date	Within four years after three years from grant date
Changes in number of shares granted:
Balance at January 1, 2008	292,851	426,255	716,039	2,369,031
Exercised or canceled	292,851	185,012	242,111	210,424
Balance at September 30, 2008	—	241,243	473,928	2,158,607
Exercisable at September 30, 2008	—	241,243	473,928	2,158,607

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(15)	Share-Based Payment, Continued
(b)	Details of share-based payment with the choice of settlement by the Company as of September 30, 2008 were as follows:

	5th grant	6th grant	7th grant
Grant date	March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in Won	~~W~~38,829	~~W~~54,560	~~W~~49,053
Number of shares granted	3,296,200	1,301,050	808,700
Vesting period	Within four years after three years from grant date	Within four years after three years from grant date	Within four years after three years from grant date
Terms:
Service period	Two years from grant date	Two years from grant date	Two years from grant date
Market performance
Management	Increase rate of stock price and target ROE	Increase rate of stock price and target ROE	Increase rate of stock price and target ROE
Employee	Net income for three years	Achievement of annual target ROE for three consecutive years	—
Changes in number of shares granted:
Outstanding at January 1, 2008	2,788,698	1,167,300	—
Granted	—	—	808,700
Canceled or forfeited	22,960	18,904	7,500
Exercised	—	—	—
Outstanding at September 30, 2008	2,765,738	1,148,396	801,200
Exercisable at September 30, 2008	—	—	—

Assumptions used to determine the fair value of options:
Risk-free interest rate		5.58%	5.59%
Expected exercise period		3.5 years	4.5 years
Expected stock price volatility		26.41%	28.35%
Expected dividend yield		2.62%	2.62%
Weighted average fair value		Management : ~~W~~5,637	~~W~~8,731
		Employee : ~~W~~5,953
The Company has the option to cash or equity settle in respect to share-based payments. For fifth grant, the Company recognized compensation costs as an expense and a liability, based on past experience which provides a reasonable basis that the share-based payments will be paid in cash. For the sixth and seventh grant, pursuant to newly applied SKAS No. 22, the Company recognized compensation costs as an expense and a liability as accrued expense.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(15)	Share-Based Payments, Continued

The fair value of options with performance conditions is calculated using the Monte Carlo simulation and Partial Differential Equation (PDE) Solution model. Effective January 1, 2008, the Company modified its valuation model for options with market conditions (based on return on equity) from the Black-Scholes model to the PDE Solution Model for a more reasonable measurement of fair value of options with market conditions. In addition, in estimating weighted-average volatility, the Company applied the average volatility based on individual stock price. The Company applied these changes in methodology prospectively as it is considered a change of accounting estimate.
(c)	Changes in stock compensation costs for the nine-month period ended September 30, 2008 were as follows:

				(in millions of Won)
		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total
1st	Recorded at beginning of the year	~~W~~	5,401	20,553	25,954
	Incurred during the year		32	(77)	(45)
	To be recorded in subsequent years		—	—	—

2nd	Recorded at beginning of the year		8,040	29,269	37,309
	Incurred during the year		(371)	(2,587)	(2,958)
	To be recorded in subsequent years		—	—	—

3rd	Recorded at beginning of the year		9,526	29,926	39,452
	Incurred during the year		(759)	(4,527)	(5,286)
	To be recorded in subsequent years		—	—	—

4th	Recorded at beginning of the year		9,138	51,232	60,370
	Incurred during the year		(2,852)	(15,068)	(17,920)
	To be recorded in subsequent years		—	—	—

5th	Recorded at beginning of the year		5,984	30,911	36,895
	Incurred during the year		(3,011)	(15,569)	(18,580)
	To be recorded in subsequent years		—	—	—

6th	Recorded at beginning of the year		586	2,965	3,551
	Incurred during the year		286	1,388	1,674
	To be recorded in subsequent years		264	1,077	1,341

7th	Recorded at beginning of the year		—	—	—
	Incurred during the year		377	1,597	1,974
	To be recorded in subsequent years		1,028	3,994	5,022

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(16)	General and Administrative Expenses

Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2008 and 2007 were as follows:

				(in millions of Won)
	Three-month period			Nine-month period
	ended September 30,			ended September 30,
	2008		2007	2008	2007
Salaries	~~W~~	2,060	7,112	8,822	29,266
Provision for retirement and severance benefits		391	182	643	606
Other employee benefits		277	581	1,244	1,167
Rental		236	125	834	331
Entertainment		251	215	692	688
Depreciation		133	97	369	291
Amortization		75	86	223	237
Taxes and dues		232	176	350	333
Advertising		6,114	—	13,080	24
Fees and commission		4,382	3,271	8,771	7,751
Other		1,589	832	6,381	1,861

	~~W~~	15,740	12,677	41,409	42,555

(17)	Income Taxes
(a)	The Company is subject to income taxes based on taxable income, which result in a nominal tax rate of 27.5%. For the nine-month period ended September 30, 2007, the Company recognized W22,662 million of income tax benefits, resulting from the reversal of income tax for the years ended December 31, 2003 and 2004. Also, for the nine-month period ended September 30, 2008, the Company did not recognize any income tax expense.

(b)	The reconciliation of income for financial reporting purposes and taxable income for the nine-month periods ended September 30, 2008 and 2007 were as follows:

	(in millions of Won)
	2008		2007
Net income before income tax expense	~~W~~	1,735,571	2,147,987
Permanent difference		(2,451,178)	51,800
Temporary difference		722,378	(2,342,725)
Decrease in tax loss carryforwards		(6,771)	—

Net loss for tax purposes	~~W~~	—	(142,938)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

(17)	Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the nine-month periods ended September 30, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
	Beginning				Ending
	balance		Increase	Decrease	balance
Temporary differences:

Equity method investment securities	~~W~~	(6,196,693)	2,604,575	1,875,336	(5,467,454)
Retirement and severance benefits		1,508	303	422	1,389
Accrued expenses		23,935	2,145	9,309	16,771
Deposit for severance benefit insurance		(1,189)	—	(422)	(767)

Total temporary differences		(6,172,439)	2,607,023	1,884,645	(5,450,061)

Unrealizable temporary differences (*1)		6,189,425			5,460,275

Net temporary differences	~~W~~	16,986			10,214

Tax effects of temporary differences		4,671			2,809

Tax effects of tax loss carryforwards		65,803			63,958

Net tax effects	~~W~~	70,474			66,767

Tax effects recorded in non-consolidated financial statements	~~W~~	—			—

(*1)	Unrealizable temporary differences as of September 30, 2008 represents temporary differences related to certain dividend income from equity method investment securities of ~~W~~5,467,454 million less realizable portion of ~~W~~7,179 million
The net tax effects of ~~W~~66,767 million as of September 30, 2008 were not recognized as deferred tax assets due to uncertainty in realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

(17)	Income Taxes, Continued

	(in millions of Won)

	2007
	Beginning				Ending
	balance (*1)		Increase	Decrease	balance
Temporary differences:

Equity method investment securities	~~W~~	(3,805,978)	(2,842,376)	(495,362)	(6,152,992)
Retirement and severance benefits		1,209	361	472	1,098
Deposit for severance benefit insurance		(1,209)	(36)	(472)	(773)
Stock options		44,491	—	44,491	—
Other		(21,756)	10,548	(37,907)	26,699

Total temporary differences		(3,783,243)	(2,831,503)	(488,778)	(6,125,968)

Unrealizable temporary differences (*2)		3,794,399			6,146,751

Net temporary differences	~~W~~	11,156			20,783

Tax effects of temporary differences		3,068			5,715

Tax effects of tax loss carryforwards		20,509			53,585

Net tax effects	~~W~~	23,577			59,300

Tax effects recorded in financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year tax return is reflected in the current period.

(*2)	Unrealizable temporary differences as of September 30, 2007 represents temporary differences related to certain dividend income from equity method investment securities of ~~W~~6,152,992 million less realizable portion of ~~W~~6,241 million
The net tax effects of ~~W~~59,300 million as of September 30, 2007 were not recognized as deferred tax assets due to uncertainty in realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

(17)	Income Taxes, Continued
(d)	Deductible temporary differences and the carryforward of unused tax losses in respect of which deferred tax assets have not been recognized as of September 30, 2008 were as follows:

	(in millions of Won)
	Amount		Maturity date
Unused tax losses:
For the year ended December 31, 2005	~~W~~	11,896	2010
For the year ended December 31, 2006		55,913	2011
For the year ended December 31, 2007		164,767	2012

		232,576

Temporary differences:
Retirement and severance benefits		1,389	—
Accrued expenses		16,771	2009

		18,160

		250,736

(e)	Taxable temporary differences in respect of which deferred tax liabilities have not been recognized as of September 30, 2008 and 2007 were as follows:

	(in millions of Won)
	2008		2007
Investments in subsidiaries	~~W~~	5,467,454	6,152,992
Deposit for severance benefit insurance		767	773

		5,468,221	6,153,765

(f)	Effective income tax rate for the nine-month periods ended September 30, 2008 and 2007 were as follows:

	(in millions of Won, except tax rate)
	2008		2007
Net income before income tax benefit	~~W~~	1,735,570	2,147,987
Income tax benefit		—	(22,662)

Effective income tax rate (%)		—	(1.06)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

(18)	Earnings Per Share
(a)	Earnings per share

Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the three-month and nine-month periods ended September 30, 2008 and 2007 were as follows:

	(in millions of Won, except per share)
	Three-month period			Nine-month period
	ended September 30,			ended September 30,
	2008		2007	2008	2007
Net income for period	~~W~~	323,939	524,207	1,735,571	2,170,649
Less: dividends on preferred stock		62,500	71,262	187,737	197,209

Net income available for common stock		261,439	452,945	1,547,833	1,973,440
Weighted average number of common shares outstanding		396,199,058	383,157,988	396,199,058	378,191,788

Earnings per share in Won	~~W~~	660	1,182	3,907	5,218

(*1)	Weighted average number of common shares outstanding for the three-month and nine-month periods ended September 30, 2008 were as follows:

	2008
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at July 1, 2008	396,199,587	92	36,450,362,004
Treasury stocks	(529)	92	(48,668)

Outstanding at September 30, 2008	396,199,058		36,450,313,336

			92

Weighted average number of common shares			396,199,058

	2008
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2008	396,199,587	274	108,558,686,838
Treasury stocks	(529)	274	(144,946)

Outstanding at September 30, 2008	396,199,058		108,558,541,892

			274

Weighted average number of common shares			396,199,058

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

(18)	Earnings Per Share, Continued
(b)	Diluted earnings per share

Details of diluted earnings per share due to dilutive effect for the three-month and nine-month periods ended September 30, 2008 and 2007 were as follows:

	(in millions of Won, except per share)
	Three-month period			Nine-month period
	ended September 30,			ended September 30,
	2008		2007	2008	2007
Ordinary income available for common stock	~~W~~	261,439	452,945	1,574,834	1,973,440
Add: dividends on redeemable convertible preferred stock		6,952	6,971	20,704	18,791

Diluted net earnings		268,391	459,916	1,568,538	1,992,231
Weighted average number of common shares outstanding		411,374,725	398,696,165	411,501,235	392,293,394

Diluted earnings per share in Won	~~W~~	652	1,154	3,812	5,078

(c)	Exercisable stock options, excluded in calculating earnings per share

		Number of shares
	Exercisable period	exercisable
Stock options	March 21, 2010 - March 20, 2014	1,148,396
Stock options	March 20, 2011 - March 19, 2015	801,200
(d)	Net earnings per share for three-month periods ended March 31, 2008 and June 30, 2008 and the year ended December 31, 2007 were as follows :

	(in millions of Won)
	Three-month ended		Year ended
	March 31, 2008	June 30, 2008	December 31, 2007
Earnings per share	1,391	1,822	5,562
Diluted Earnings per share	1,356	1,772	5,424

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)

(19)	Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of September 30, 2008 and December 31, 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Unrealized holding gain on equity method investment securities	~~W~~	711,633	1,497,760
Unrealized holding loss from equity method investment securities		(66,049)	(20,498)

	~~W~~	645,584	1,477,262

(b)	Comprehensive income for the nine-month periods ended September 30, 2008 and 2007 were as follows:

	(in millions of Won)
	2008		2007
Net income	~~W~~	1,735,570	2,170,649
Other comprehensive income
Unrealized holding gain on equity method investment securities		(786,127)	422,687
Unrealized holding loss from equity method investment securities		(45,551)	(803)

Comprehensive income	~~W~~	903,892	2,592,533

(20)	Statements of Cash Flows
Significant transactions not involving cash inflows or outflows or the nine-month periods ended September 30, 2008 and 2007 were as follows:

	(in millions of Won)
	2008		2007
Changes in capital surplus due to application of the equity method	~~W~~	—	177,619
Changes in capital adjustment due to application of the equity method		11,338	84,522
Changes in accumulated other comprehensive income due to application of the equity method		831,678	421,884
Changes in retained earnings due to application of the equity method		13,551	1,082
Dividends declared not yet paid on equity method investment of securities		410	—
Retained earnings appropriated as legal reserve		239,638	183,272
Reclassification of payment for acquisition of LG Card from advance payment to equity method investment securities		—	519,254
Acquisition equity method investees by stock exchange		—	844,265
Accounts receivable and accrued expenses related to stock option		70,053	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(21)	Condensed Financial Statements of Subsidiaries
(a)	Balance sheets

The condensed balance sheets of subsidiaries as of September 30, 2008 and December 31, 2007 were as follows:

(in millions of Won)
	2008
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	205,228,774	194,069,391	11,159,383
Shinhan Card (formerly LG Card Co., Ltd.)		17,393,005	13,189,431	4,203,574
Good Morning Shinhan Securities		7,185,729	5,528,163	1,657,566
Shinhan Life Insurance		8,203,934	7,666,458	537,476
Shinhan Capital		4,090,222	3,719,592	370,630
Jeju Bank		2,897,941	2,742,769	155,172
Shinhan Credit Information		16,525	2,645	13,880
Shinhan PE		20,555	10,242	10,313
Shinhan BNP Paribas ITMC		86,793	24,177	62,616
SH&C Life Insurance		1,381,885	1,329,280	52,605
Shinhan Macquarie		14,660	15,998	(1,338)
SHC Management (formerly Shinhan Card Co., Ltd.)		27,675	18,830	8,845

	~~W~~	246,547,698	228,316,976	18,230,722

(in millions of Won)
	2007
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	175,105,888	163,786,456	11,319,432
Shinhan Card (formerly LG Card Co., Ltd.)		16,880,921	12,774,539	4,106,382
Good Morning Shinhan Securities		6,685,978	5,101,887	1,584,091
Shinhan Life Insurance		7,410,857	6,906,130	504,727
Shinhan Capital		2,963,306	2,644,916	318,390
Jeju Bank		2,772,223	2,627,781	144,442
Shinhan Credit Information		16,785	4,420	12,365
Shinhan PE		15,826	5,217	10,609
Shinhan BNP Paribas ITMC		89,745	28,063	61,682
SH&C Life Insurance		1,365,741	1,315,411	50,330
Shinhan Macquarie		18,017	10,950	7,067
SHC Management (formerly Shinhan Card Co., Ltd.)		1,213,708	127,058	1,086,650

	~~W~~	214,538,995	195,332,828	19,206,167

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(21)	Condensed Financial Statements of Subsidiaries, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries for the three-month and nine-month periods ended September 30, 2008 and 2007 were as follows:

(in millions of Won)
	Nine-month period ended September 30, 2008
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	29,298,125	27,768,707	1,529,418	1,458,364	1,090,045
Shinhan Card (formerly LG Card Co., Ltd.)		3,155,855	2,084,180	1,071,675	1,122,480	813,790
Good Morning Shinhan Securities		1,096,443	985,994	110,449	124,398	93,877
Shinhan Life Insurance		2,095,045	1,948,342	146,703	141,611	106,907
Shinhan Capital		449,474	375,427	74,047	75,769	55,966
Jeju Bank		153,148	134,901	18,247	17,013	12,248
Shinhan Credit Information		20,661	19,217	1,444	1,992	1,515
Shinhan PE		2,884	1,961	923	(94)	(303)
Shinhan BNP Paribas ITMC		79,430	46,097	33,333	33,336	24,134
SH&C Life Insurance		62,952	62,967	(15)	4,240	3,354
Shinhan Macquarie		10,671	21,292	(10,621)	(10,118)	(7,585)
SHC Management (formerly Shinhan Card Co., Ltd.)		9,212	1,741	7,471	26,226	18,914

	~~W~~	36,433,900	33,450,826	2,983,074	2,995,217	2,212,862

(in millions of Won)
	Nine-month period ended September 30, 2007
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank		12,685,996	10,030,325	2,655,671	2,576,332	1,853,914
Shinhan Card (formerly LG Card Co., Ltd.)		2,053,208	1,125,548	927,660	933,926	1,394,939
Good Morning Shinhan Securities		1,661,222	1,489,612	171,610	182,567	124,649
Shinhan Life Insurance		1,906,636	1,779,654	126,982	133,752	96,599
Shinhan Capital		202,206	163,760	38,446	46,916	33,079
Jeju Bank		139,288	123,778	15,510	15,779	11,394
Shinhan Credit Information		20,276	18,171	2,105	2,265	1,348
Shinhan PE		2,168	2,309	(141)	(340)	(483)
Shinhan BNP Paribas ITMC		43,565	25,116	18,449	18,609	13,516
SH&C Life Insurance		87,641	56,595	31,046	15,289	10,322
Shinhan Macquarie		22,695	15,674	7,021	7,143	5,075
SHC Management (formerly Shinhan Card Co., Ltd.)		807,588	575,201	232,387	230,631	164,814

	~~W~~	19,632,489	15,405,743	4,226,746	4,162,869	3,709,166

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(21)	Condensed Financial Statements of Subsidiaries, Continued

(in millions of Won)
	Three month period ended September 30, 2008
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	13,332,662	13,019,454	313,208	292,052	214,317
Shinhan Card (formerly LG Card Co., Ltd.)		1,079,590	758,097	321,493	322,666	234,822
Good Morning Shinhan Securities		419,481	337,261	82,220	(26,830)	(19,714)
Shinhan Life Insurance		712,781	672,653	40,128	40,081	29,156
Shinhan Capital		194,065	174,228	19,837	20,378	15,131
Jeju Bank		52,075	46,655	5,420	4,231	3,043
Shinhan Credit Information		6,289	5,870	419	559	435
Shinhan PE		1,524	677	847	382	197
Shinhan BNP Paribas ITMC		23,528	13,020	10,508	10,512	7,585
SH&C Life Insurance		18,059	17,978	81	(25)	84
Shinhan Macquarie		227	2,067	(1,840)	(1,693)	(1,233)
SHC Management (formerly Shinhan Card Co., Ltd.)		—	177	(177)	787	581

	~~W~~	15,840,281	15,048,137	792,144	663,100	484,404

(in millions of Won)
	Three month period ended September 30, 2007
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	4,148,550	3,561,341	587,209	471,853	316,074
Shinhan Card (formerly LG Card Co., Ltd.)		652,114	421,642	230,472	231,748	194,223
Good Morning Shinhan Securities		634,177	570,855	63,322	67,928	48,245
Shinhan Life Insurance		642,232	598,727	43,505	43,611	31,170
Shinhan Capital		71,999	57,633	14,366	17,701	10,900
Jeju Bank		46,234	36,831	9,403	9,603	6,839
Shinhan Credit Information		6,988	6,189	799	876	380
Shinhan PE		3,068	355	2,713	2,483	2,430
Shinhan BNP Paribas ITMC		19,725	11,462	8,263	8,325	6,052
SH&C Life Insurance		32,368	23,651	8,717	3,101	2,266
Shinhan Macquarie		8,058	3,039	5,019	5,070	3,690
SHC Management (formerly Shinhan Card Co., Ltd.)		277,573	200,927	76,646	76,601	53,571

	~~W~~	6,543,086	5,492,652	1,050,434	938,900	675,840

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(22)	Funding and Operating Status of the Company and Subsidiaries
(a)	The funding status of the Company and its subsidiaries as of September 30, 2008 and December 31, 2007 were as follows:

(in millions of Won)
	2008
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	410,000	6,688,309	7,098,309
Shinhan Bank		113,388,866	19,853,249	32,003,079	165,245,194
Shinhan Card (formerly LG Card Co., Ltd.)		—	2,484,924	7,703,390	10,188,314
Good Morning Shinhan Securities		1,084,775	4,304,305	—	5,389,080
Shinhan Capital		—	1,772,836	1,782,403	3,555,239
Jeju Bank		2,380,100	95,768	113,400	2,589,268
Shinhan PE		—	10,000	—	10,000

	~~W~~	116,853,741	28,931,082	48,290,581	194,075,404

(in millions of Won)
	2007
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	1,255,000	6,038,253	7,293,253
Shinhan Bank		104,021,898	17,226,283	28,170,916	149,419,097
Shinhan Card (formerly LG Card Co., Ltd.)		—	2,580,864	7,090,233	9,671,097
Good Morning Shinhan Securities		909,732	3,883,940	—	4,793,672
Shinhan Capital		—	1,268,917	1,247,474	2,516,391
Jeju Bank		2,253,942	90,335	113,400	2,457,677
Shinhan PE		—	5,000	—	5,000

	~~W~~	107,185,572	26,310,339	42,660,276	176,156,187

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(22)	Funding and Operating Status of the Company and Subsidiaries, Continued
(b)	The operating status of the Company and subsidiaries as of September 30, 2008 and December 31, 2007 were as follows:

(in millions of Won)
	2008
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	2,179,050	22,454,612	209,275	24,842,937
Shinhan Bank		141,968,001	33,188,254	5,149,671	180,305,926
Shinhan Card (formerly LG Card Co., Ltd.)		14,148,900	301,415	1,192,069	15,642,384
Good Morning Shinhan Securities		1,008,977	4,272,300	1,409,332	6,690,609
Shinhan Life Insurance		2,363,583	3,217,006	40,192	5,620,781
Shinhan Capital		2,488,285	303,121	162,216	2,953,622
Jeju Bank		2,106,816	446,353	183,938	2,737,107
Shinhan Credit Information		—	—	4,977	4,977
Shinhan PE		—	13,406	5,044	18,450
Shinhan BNP Paribas ITMC		723	304	64,668	65,695
SH&C Life Insurance		1,751	73,479	278	75,508
Shinhan Macquarie		—	—	2,472	2,472
SHC Management (formerly Shinhan Card Co., Ltd.)		—	—	27,343	27,343

	~~W~~	166,266,086	64,270,250	8,451,475	238,987,811

(in millions of Won)
	2007
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,407,925	23,743,620	131,994	25,283,539
Shinhan Bank		125,405,349	32,327,238	6,312,608	164,045,195
Shinhan Card (formerly LG Card Co., Ltd.)		13,689,029	263,697	40,410	13,993,136
Good Morning Shinhan Securities		1,181,158	4,051,822	809,776	6,042,756
Shinhan Life Insurance		1,996,505	2,894,479	548,233	5,439,217
Shinhan Capital		1,886,995	199,821	15,841	2,102,657
Jeju Bank		1,965,688	430,740	153,052	2,549,480
Shinhan Credit Information		—	—	3,334	3,334
Shinhan PE		—	11,480	3,461	14,941
Shinhan BNP Paribas ITMC		404	304	62,642	63,350
SH&C Life Insurance		926	67,945	129	69,000
Shinhan Macquarie		—	—	4,172	4,172
SHC Management (formerly Shinhan Card Co., Ltd.)		—	—	605,330	605,330

	~~W~~	147,533,979	63,991,146	8,690,982	220,216,107

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(23)	Contribution by Subsidiaries to the Company’s Net Income

Effects on the Company’s net income due to the equity method for the three-month and nine-month periods ended September 30, 2008 and 2007 were as follows:

(in millions of Won, except ratio)
	Three-month period			Nine-month period
	ended September 30, 2008			ended September 30, 2008
	Amount		Ratio (%)	Amount	Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	189,053	51.92	1,036,619	55.67
Shinhan Card (formerly LG Card Co., Ltd.)		163,135	44.81	596,802	32.06
Good Morning Shinhan Securities		(22,354)	(6.14)	78,571	4.22
Shinhan Life Insurance		12,815	3.52	56,789	3.05
Shinhan Capital		15,146	4.16	57,170	3.07
Jeju Bank		2,095	0.58	8,234	0.44
Shinhan Credit Information		437	0.12	1,517	0.08
Shinhan PE		223	0.06	(277)	(0.01)
Shinhan BNP Paribas ITMC		3,792	1.04	12,067	0.65
SH&C Life Insurance		(841)	(0.23)	(1,497)	(0.08)
Shinhan Macquarie		—	—	(3,124)	(0.17)
SHC Management (formerly Shinhan Card Co., Ltd.)		581	0.16	18,914	1.02

		364,082	100.00	1,861,785	100.00

Other income		68,924		198,500
Other expense		(109,067)		(324,715)

Net income for period	~~W~~	323,939		1,735,570

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(23)	Contribution by Subsidiaries to the Company’s Net Income , Continued

(in millions of Won, except ratio)
	Three-month period			Nine-month period
	ended September 30, 2007			ended September 30, 2007
	Amount		Ratio (%)	Amount	Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	403,327	66.28	1,697,344	72.97
Shinhan Card (formerly LG Card Co., Ltd.)		73,589	12.10	270,785	11.64
Good Morning Shinhan Securities		43,891	7.21	105,030	4.52
Shinhan Life Insurance		18,396	3.02	58,325	2.51
Shinhan Capital		10,802	1.77	32,905	1.41
Jeju Bank		4,465	0.73	7,701	0.33
Shinhan Credit Information		380	0.06	1,348	0.06
Shinhan PE		2,430	0.40	(458)	(0.02)
Shinhan BNP Paribas ITMC		3,026	0.50	6,758	0.29
SH&C Life Insurance		(104)	(0.02)	1,055	0.05
Shinhan Macquarie		1,845	0.30	2,538	0.11
SHC Management (formerly Shinhan Card Co., Ltd.)		46,556	7.65	142,523	6.13

		608,603	100.00	2,325,854	100.00

Other income		20,458		122,561
Other expense		(104,854)		(277,766)

Net income for period	~~W~~	524,207		2,170,649

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2008
(Unaudited)
(24)	Allowance for Loan Losses of the Company and Subsidiaries

Changes in the allowance for loan losses of the Company and its subsidiaries for the nine-month period ended September 30, 2008 and the year ended December 31, 2007 were as follows:

(in millions of Won)
	2008
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,075	4,296	11,371
Shinhan Bank		1,991,574	323,587	2,315,161
Shinhan Card (formerly LG Card Co., Ltd.)		947,737	(118,584)	829,153
Good Morning Shinhan Securities		36,237	20,089	56,326
Shinhan Life Insurance		21,380	3,923	25,303
Shinhan Capital		41,432	9,371	50,803
Jeju Bank		31,849	(3,013)	28,836
Shinhan BNP Paribas ITMC		101	(21)	80
SH&C Life Insurance		51	8	59
Shinhan Macquarie		85	(62)	23
SHC Management (formerly Shinhan Card Co., Ltd.)		9,212	(9,212)	—

	~~W~~	3,086,733	230,382	3,317,115

(in millions of Won)
	2007
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	5,925	1,150	7,075
Shinhan Bank		1,706,730	284,844	1,991,574
Shinhan Card (formerly LG Card Co., Ltd.)		—	947,737	947,737
Good Morning Shinhan Securities		29,510	6,727	36,237
Shinhan Life Insurance		19,817	1,563	21,380
Shinhan Capital		31,340	10,092	41,432
Jeju Bank		26,313	5,536	31,849
Shinhan BNP Paribas ITMC		24	77	101
SH&C Life Insurance		44	7	51
Shinhan Macquarie		1	84	85
SHC Management (formerly Shinhan Card Co., Ltd.)		148,073	(138,861)	9,212

	~~W~~	1,967,777	1,118,956	3,086,733